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November 19, 2021	Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Daniel Greenspan

Re:	MassMutual Advantage Funds (File Nos. 333-256698, 811-23703)

Dear Mr. Greenspan:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that Mr. Greenspan provided by phone on November 8, 2021 and November 16, 2021, relating to Pre-Effective Amendment No. 2 to the initial registration statement of the MassMutual Advantage Funds (the “Registrant”) on Form N-1A (the “Registration Statement”), filed with the Commission on November 8, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff’s comments are restated below and each is followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. At the appropriate time, the Registrant will file an acceleration request in which it will seek effectiveness on December 1, 2021.

Prospectus

MassMutual Global Floating Rate Fund and MassMutual Global Credit Income Opportunities Fund

1.	Comment: We have considered the Registrant’s response to Comment 1 in its response letter dated October 29, 2021. The Staff requests that the Registrant revise each Fund’s Principal Investment Strategies to reflect that the Fund may invest in non-U.S. issuers at least the percentage of net assets that is 5 percentage points less than the percentage of such Fund’s benchmark represented by non-U.S. issuers. Alternatively, the Staff requests that the Registrant consider removing the word “global” from the name of each Fund.

Response: Each Fund’s Principal Investment Strategies disclosure has been revised to reflect that, under normal market conditions, the Fund invests at least 40% of its net assets in securities of non-U.S. issuers or, if less, at least the percentage of net assets that is 5 percentage points less than the percentage of the Fund’s benchmark represented by non-U.S. issuers, as determined by the provider of the Fund’s benchmark.

Securities and Exchange Commission	- 2 -	November 19, 2021

ACCOUNTING COMMENTS

SAI

Experts – SAI, page 86

2.	Comment: Please include a hyperlink to the predecessor funds’ annual report for the year ended June 30, 2021.

Response: The Registrant has added a hyperlink to the predecessor funds’ annual report.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss, Esq.